FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is a copy of the First Quarter 2004 Report to Shareholders of Stelmar Shipping Ltd. (the "Company").

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet consists of 41 vessels including two Panamax and three Handymax tankers, which are under construction, scheduled to be delivered from April 2004 through July 2004.

The total cargo carrying capacity of the current fleet is approximately 2.3 million dwt.

During the period ended March 31, 2004, approximately 86.0% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 85.9% during the same period last year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income. The balance of the revenue for the periods ended March 31, 2004 and 2003 was derived under voyage charters in the spot market.

The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. More specifically, 66% and 30% of the fleet's capacity, in terms of net operating days, for 2004 and 2005 respectively are covered by time charters.

The tanker industry has historically been cyclical, experiencing volatility in profitability and assets' values resulting from changes in the supply and demand of vessel capacity. During the first quarter of 2004, tanker charter rates benefited from strong demand and moved up sharply in the first quarter.

The fleet average time charter equivalent rate the Company achieved during the first quarter of 2004 was almost the same with that of the same period of 2003.

Recent Developments

Agreements for the construction of five additional Panamax tankers and six additional Handymax tankers are discussed in "Expected Additional Capital Commitments"

In January 2004 and March 2004 the Company took delivery of two Panamax tankers the Cabo Sounion and Reymar, and of three Handymax tankers the Alcesmar, Alcmar and Andromar.

In January 2004 the Takamar and Jacamar, two coated Aframax tankers, were sold and leased back under a bare boat charter party for a period of seven years with no purchase options at the end of the bareboat period.

Financial Instruments

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Inter-bank Offering Rate, or LIBOR, of 7%. Since LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement for years 2001, 2002 and 2003.

On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective dates as of December 11, 2000 and the third with effective date as of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88% respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates as of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed interest rates at 4.25% and 4.77% respectively.

On July 10, 2002, the Company concluded two interest rate swap agreements with effective dates as of September 13, 2002. Both interest rate swap agreements are for a period of five years for an amount of $23.6 million each. Under these agreements the Company has fixed interest rates at 4.20% and 4.38% respectively.

On December 15, 2003, the Company entered a foreign currency forward contract for a period of six months to sell Euros 6.5 million and purchase U.S. Dollars. Under this contract the Company has fixed the Euro exchange rate against the U.S. Dollar at 1.2182.

The remaining nominal amount of all these interest rate swap agreements as of March 31, 2004 was $110.5 million. The annual amounts to mature over the next four years are as follows:

o 2004--$19.5 million (average swap rate 4.78%)
o 2005--$45.6 million (average swap rate 5.92%)
o 2006--$12.7 million (average swap rate 4.66%)
o 2007--$32.7 million (average swap rate 4.30%)

Insurance claims

On  February  1,  2003,  M/T  Keymar  was  grounded  by  strong  winds  and  was subsequently re-floated. The vessel was dry-docked on February 27, 2003, to undergo major repairs and resumed operations on October 16, 2003. The cost of repairs carried out by the shipyard amounted to $29.8 million and was agreed to be paid in four installments. As of March 31, 2004, the underwriters had paid the first two installments amounting to $12.3 million while the third installment of $8 million together with a portion of the fourth installment of $3.5 million were paid by the Company and have been included in Insurance Claims in the accompanying March 31, 2004 consolidated balance sheet. The Company expects that it will recover from the insurance underwriters the total amount paid to the shipyard. The amount of the claim, net of deductible, outstanding at March 31, 2004, totalled $18.7 million and is included in Insurance Claims in the accompanying 2004 consolidated balance sheet. The amount payable to the shipyard at March 31, 2004, totalled $6 million and is included in Accounts Payable Trade in the accompanying 2004 consolidated balance sheet.

Critical Accounting Policies

Vessels' Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company's vessels to be 25 years, which is a common life expectancy applied in the shipping industry. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis, the useful life of Kliomar was reduced to 21 years and the useful life of those vessels built before 1990, a total number of nine handy-maxes, was reduced to 23 years.

Impairment of Long-Lived Assets

Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuers and compares this to the vessels carrying value. Should the valuations suggest potential impairment, management determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel carrying value. In the event that impairment occurs, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of March 31, 2004 indicated that no impairment loss should be recognized.

Accounting for Dry Docking Costs

Dry-docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half years or five years as applicable or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life.

Accounting for Revenue and Expenses

Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to period or year-end related to revenue applicable to periods after the period or year end.

Results of Operations

Three Month Period Ended March 31, 2004 Compared to Three Month Period Ended March 31, 2003

The Company recorded net income of $15.7 million or $0.90 per fully diluted share in the three month period ended March 31, 2004, compared to net income of $11.4 million, or $0.67 per fully diluted share, in the three month period ended March 31, 2003. The results for the current quarter reflect the expansion of the fleet and the effect from the grounding of the Aframax tanker Keymar due to strong winds on February 1, 2003, which adversely affected the previous quarter results.

Revenue on a Time Charter Basis. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses), increased 16.5% to $48.8 million from $41.9 million recorded in the same quarter in 2003. This increase is mainly due to the expansion of the fleet resulting in an increase of net operating days by 16.7% to 3,055 days from 2,617 days over the same quarter last year. The Company's average TCE rate in the current quarter was $15,989 as compared to $16,007 over the same quarter last year, reflecting the stable market conditions. The fleet's utilization was 98.6% as compared to 93.8% over the same quarter last year.

The average TCE rate of the Company's Handymax fleet in the current quarter decreased 2.9% to $14,462 from $14,898 in the same quarter of 2003. The Handymax fleet experienced 24 off-hire days during the first quarter of 2004, mainly due to the scheduled dry-dockings, as compared to 110 days in the same quarter of 2003. The Handymax fleet accounted for 52.9% of the Company's net revenue during the current quarter as opposed to 56.9% during the same quarter last year. The net revenue generated under time charters accounted for 73.6% of the Handymax fleet's net revenue during the current quarter as compared to 75.2% in the same quarter last year. At March 31, 2004, sixteen of the Company's Handymax tankers were operating under time charters.

The average TCE rate of the Company's Panamax fleet in the current quarter increased 6.0% to $18,395 from $17,354 in the same quarter last year. The Panamax fleet had 14 off-hire days in the current quarter as compared to 5 off hire days in the same quarter last year. The Panamax fleet accounted for 34.2% of the Company's net revenue during the current quarter as compared to 29.6% during the same quarter last year. The net revenue generated under time charters accounted for 89.8% of the Panamax fleet's net revenue during the current quarter as opposed to the net revenue for the same quarter of 2003 which was all generated from time charters. At March 31, 2004, eight of the Company's Panamax tankers were operating under time chartrers.

The average TCE rate of the Company's Aframax fleet in the current quarter decreased 6.5% to $17,489 from $18,700 in the same quarter last year. The Aframax fleet had 4 off-hire days during the current quarter, as compared to 58 off-hire days in the same quarter last year, mainly due to the Keymar incident. The Aframax fleet accounted for 12.9% of the Company's net revenue during the current quarter as compared to 13.5% in the same quarter last year. The net revenue of the Aframax fleet was generated under time charters during the current quarter similarly with the entire net revenue of the same quarter last year that was also generated under time charters. At March 31, 2004, all of the Company's Aframax tankers were operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 9.1% to $12.0 million in the current quarter from $11.0 million in the same quarter last year. However, the operating expenses per ship per day showed a decrease of 1.2% to $3,866 in the current quarter from $3,914 during the same quarter last year.

Depreciation. The Company's depreciation expense was increased by 6.1% to $10.5 million in the current quarter as compared to $9.9 million in the same quarter last year. The slight increase was the result of the expansion of the fleet and the change in the useful life of nine vessels built before 1990 from 25 years to 23 years and the change in the useful life of our only single hull tanker Kliomar from 25 years to 21 years.

General and Administrative Expenses. The Company's general and administrative expenses increased 13.6% to $2.5 million for the current quarter as compared to $2.2 million in the same quarter last year. The overhead burden per ship per day, however, remained almost flat to $795 during the current quarter from $791 during the same quarter last year. This increase was primarily due to the strengthening of the Euro against the US Dollar, which impacted the Euro denominated costs such as salaries paid to Athens based personnel. In addition, the increase in the number of staff to cope with the expansion of the fleet further impacted the general and administrative expenses.

Interest Expense, net. The Company's interest expense, net decreased 15.6% to $3.8 million in the current quarter as compared to $4.5 million in the same quarter last year, despite the increase in the average loan balances outstanding resulting from our fleet expansion. The low US Dollar interest rates LIBOR, significantly reduced our interest expense.

Liquidity and Capital Resources

As of March 31, 2004, the Company's cash position increased to $46.4 million, from $37.2 million as of December 31, 2003.

Net cash flow from operating activities increased to $22.2 million in the quarter ended March 31, 2004, from $20.2 million in the previous quarter, mainly reflecting the expansion of the fleet.

During the current quarter, the Company incurred capital expenditures of $108.7 million. The capital expenditures primarily concern the stage payments made to shipyards for the construction and delivery of the Company's new building Handymax and Panamax tankers.

The Company's debt repayments in the current quarter were $55.6 million (including repayment of debt of $45.6 million due to the sale and lease back of Takamar and Jacamar) as compared to $10.7 million in the same quarter of 2003. The Company, during the current quarter , increased its borrowings by $82.0 million to finance the stage payments to the yards of the Handymax and Panamax tankers under construction and the delivery of the Panamax tankers the Cabo Sounion and the Reymar and the three first Handymax tankers the Alcesmar, the Alcmar and the Andromar.

The Company's debt repayment obligations over the next ten years, including the arranged $100.0 million loan facility, for the post delivery financing of the five Panamax new buildings and the $131.3 million loan facilities for the post delivery of the six Handymax new buildings are shown in the table below.

Year                                                             Amount
2004 ..........................................................$ 39.9 million
2005 ..........................................................$ 77.6 million
2006 ..........................................................$ 50.4 million
2007 ..........................................................$ 50.0 million
2008 ..........................................................$ 98.0 million
2009 ..........................................................$ 31.6 million
2010 ..........................................................$ 45.2 million
2011 ..........................................................$ 31.1 million
2012 ..........................................................$111.4 million
2013 and 2014 .................................................$ 75.7 million

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through the acquisition of vessels, new buildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

Expected Additional Capital Commitments

We will incur additional capital commitments for the four Panamax tankers that we have contracted to have constructed with Daewoo shipyards in South Korea. The total contracted cost is for $ 123.5 million. We also expect to incur additional expenditures of approximately $3 million representing capitalized interest on preconstruction financing together with supervision costs. The Company expects to make the following payments to the yard over the next two quarters:

                              Stage           Delivery            Total
                              -----           --------            -----
                          Installments      Installments        Payments
                          ------------      ------------        --------
                               (amounts in millions of U.S. Dollars)

2nd Quarter 2004                 3.9              38.0              41.9
                         --------------    --------------    --------------
                                 3.9              38.0              41.9
                         ==============    ==============    ==============

The total payments will be financed through a loan facility of $100 million, arranged in December 2002, out of which the Company has drawn $73.2 million as of March 31, 2004. The remaining balance required to fund the previously mentioned payments will be funded through the Company's own funds. In this respect, the loan and equity portion that will be paid over the next two quarters will be as follows:

                              Loan             Equity              Total
                              ----             ------              -----
                               (amounts in millions of U.S. Dollars)

2nd Quarter 2004                26.8              15.1              41.9
                         --------------    --------------    --------------
                                26.8              15.1              41.9
                         ==============    ==============    ==============

We will also incur additional capital commitments for the six Handymax tanker new building contracts that we acquired in February 2003. The total contract cost is approximately $173.2 million, of which $37.0 million was paid in 2003, excluding $6.4 million representing the consideration paid to sellers in the form of common shares. We also expect to incur additional expenditures of approximately $3.5 million representing capitalized interest on pre-construction financing together with supervision costs. The Company expects to make the following payments to the yard over the next three quarters:

                              Stage           Delivery            Total
                              -----           --------            -----
                          Installments      Installments        Payments
                          ------------      ------------        --------
                               (amounts in millions of U.S. Dollars)

2nd Quarter 2004                 8.0              18.6              26.6
3rd Quarter 2004                  --              37.9              37.9
                         --------------    --------------    --------------
                                 8.0              56.5              64.5
                         ==============    ==============    ==============

The total payments will be financed through two loan facilities totaling $131.3 million, already arranged in December 2002. The remaining balance required to fund the previously mentioned payments will be funded through Company's own funds. In this respect the loan and equity portion that will be paid over the next two quarters will be as follows:

                              Loan             Equity              Total
                              ----             ------              -----
                               (amounts in millions of U.S. Dollars)

2nd Quarter 2004                21.8               4.8              26.6
3rd Quarter 2004                28.4               9.5              37.9
                         --------------    --------------    --------------
                                50.2              14.3              64.5
                         ==============    ==============    ==============

Quantitative and Qualitative Disclosures about Market Risks

Inflation

Inflation had a very moderate impact on vessel operating expenses, dry-docking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Interest Rate Fluctuation

The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005, 2006 and 2007 for approximately 22.2% of our outstanding indebtedness as of December 31, 2003.

Our interest expense is affected by changes in the general level of interest rates. The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis:

Net difference in Earnings and Cash Flows:

Year        Amount
----        ------
2004    $3.5 million
2005    $3.1 million
2006    $4.6 million
2007    $4.0 million
2008    $3.4 million

Foreign Exchange Rate Fluctuation

The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Euro and British pounds sterling, while we incur a significant portion of the operating expenses in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We are engaged in foreign currency hedging transactions to mitigate exposure from foreign currencies exchange rates fluctuations.

Seasonal Variations

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

STELMAR SHIPPING LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

                                                        2003            2004
                                                    -----------     -----------
                                                    (Unaudited)     (Unaudited)

REVENUES:
Revenue from vessels                                     44,369          52,300
   Voyage expenses                                       (2,478)         (3,452)
                                                    -----------     -----------
       Revenue on a time charter basis                   41,891          48,848
   Commissions                                           (1,073)         (1,248)
                                                    -----------     -----------
       Revenue from vessels, net                         40,818          47,600

                                                    -----------     -----------
EXPENSES:
   Vessel operating expenses                             10,922          11,972
   Bare boat hire expense                                    --           1,667
   Depreciation and amortization                         10,900          11,764
   General and administrative expenses                    2,207           2,461
   Provision for doubtful receivables                       350              --
   Insurance deductibles                                    265              --

                                                    -----------     -----------
   Operating income                                      16,174          19,736
                                                    -----------     -----------

OTHER INCOME (EXPENSES):
   Interest and finance costs, net                       (4,524)         (3,831)
   Loss from sale of vessel                                  --             (13)
   Other, net                                              (227)           (164)

                                                    -----------     -----------
   Total other income (expenses), net                    (4,751)         (4,008)
                                                    -----------     -----------

   Income before income taxes                            11,423          15,728

   Provision for income taxes                                --              --
                                                    -----------     -----------

Net Income                                               11,423          15,728
                                                    ===========     ===========

Earnings per share, basic                                 $0.68           $0.91
                                                    ===========     ===========

Weighted average number of shares, basic             16,903,923      17,327,170
                                                    ===========     ===========

Earnings per share, diluted                               $0.67           $0.90
                                                    ===========     ===========

Weighted average number of shares, diluted           16,962,582      17,460,131
                                                    ===========     ===========

STELMAR SHIPPING LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND MARCH 31, 2004
(Expressed in thousands of U.S. Dollars)

ASSETS                                                      2003         2004
------                                                   ---------    ---------
                                                         (Audited)   (Unaudited)
CURRENT ASSETS:
   Cash and cash equivalents                             $  36,463    $  45,638
   Accounts receivable- trade, net                           7,075       11,092
   Insurance claims                                         18,422       18,723
   Other current assets                                      5,699        7,608
                                                         ---------    ---------

         Total current assets                               67,659       83,061
                                                         ---------    ---------
FIXED ASSETS:
   Advances for vessel acquisition /
   under construction                                       88,071       46,111
   Vessels net book value                                  723,444      794,175
   Other fixed assets, net                                   1,343        1,262
                                                         ---------    ---------

         Total fixed assets                                812,858      841,548
                                                         ---------    ---------

RESTRICTED CASH                                                750          750
DEFERRED CHARGES, net                                       16,154       14,967

                                                         ---------    ---------
         Total assets                                    $ 897,421    $ 940,326
                                                         =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
   Current portion of long-term debt                     $  55,003    $  55,378
                                                         ---------    ---------

   Accounts payable- trade                                  17,577       17,009
   Other current Liabilities                                 8,231       10,479
   Financial instruments fair value                          5,122        6,670

                                                         ---------    ---------

         Total current liabilities                          85,933       89,536
                                                         ---------    ---------

LONG-TERM DEBT, net of current portion                     452,647      478,793
                                                         ---------    ---------
CONTINGENCIES
STOCKHOLDERS' EQUITY:
   Preferred stock, $ 0.01 par value;                           --           --
   20,000,000 shares authorized, none issued
   Common stock, $ 0.02 par value; 25,000,000                  346          348
   shares authorized; 17,305,687 and 17,391,187
   issued and outstanding at  December 31,
   2003 and March 31, 2004, respectively
   Additional paid-in capital, net                         222,598      223,648
   Accumulated other comprehensive income / (loss)          (4,774)      (6,322)
   Retained earnings                                       140,671      154,323
                                                         ---------    ---------

         Total stockholders' equity                        358,841      371,997
                                                         ---------    ---------
         Total liabilities and stockholders' equity      $ 897,421    $ 940,326
                                                         =========    =========

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2004
(Expressed in thousands of U.S. Dollars)
                                                                2003        2004
                                                              --------    --------
Cash Flows from Operating Activities:                        (Unaudited) (Unaudited)
   Net income                                                 $ 11,423    $ 15,728
   Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                                9,913      10,483
     Lossfromsaleofvessels                                          --        (647)
     Amortizationofdeferreddry-dockingcosts                        987       1,281
     Amortizationofotherfinancingcosts                              86          91
     Changeinworkingcapital                                         21      (4,547)
     Paymentsfordry-docking                                     (2,235)       (178)
                                                              --------    --------
Net Cash from Operating Activities                              20,195      22,211
                                                              --------    --------

Cash Flows from (used in) Investing Activities:
     Advancesforvesselsacquisition-vesselsunderconstruction    (33,253)    (14,254)
     Vesselacquisitionsand/orimprovements                           --     (94,347)
     Capitalexpenditureforpropertyandequipment                     (48)        (98)
     Increaseinrestrictedcash                                       --        (750)
     Netproceedsfromsaleofvessels                                   --      70,297

                                                              --------    --------
Net Cash from (used in) Investing Activities                   (33,301)    (37,652)
                                                              --------    --------

Cash Flows from (used in) Financing Activities:
     Proceedsfromlong-termdebt                                  18,875      82,027
     Principalpaymentsoflong-termdebt                          (10,687)     (9,928)
     Repaymentoflong-termdebtduetosaleofvessels                     --     (45,578)
     Dividendspaid                                                  --      (2,076)
     Issuanceofcommonstock                                       6,413       1,052
     Paymentsforloanfeesandotherfinancingcosts                  (1,025)       (131)

                                                              --------    --------
Net Cash from (used in) Financing Activities                    13,576      25,366
                                                              --------    --------

Net increase in cash and cash equivalents                          470       9,175
Cash and cash equivalents at beginning of year                  36,123      37,213

                                                              --------    --------
Cash and cash equivalents at end of year                      $ 36,593    $ 45,638
                                                              ========    ========

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31,  2003
AND THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(Expressed in thousands of U.S. Dollars)
                                                                                                 Accumulated
                                                                    Additional     Retained         Other
                                      Comprehensive     Capital       Paid-in      Earnings     Comprehensive
                                          Income         Stock     Capital, net    (Deficit)    Income/(Loss)      Total
                                      -------------    ---------   ------------    ---------    -------------    ---------
BALANCE, December 31, 2002                                   336     $ 215,635     $ 104,117      $  (7,940)     $ 312,148

                                                       =========     =========     =========      =========      =========

    Issuanceofcommonstock                                     10         6,963            --             --          6,973

    Netincome                              38,631             --            --        38,631             --         38,631

    Dividends paid (US dollars0.12             --             --            --        (2,077)            --         (2,077)
    per share)

    Other comprehensive income
    - Fair value of financial               3,065             --            --            --          3,065          3,065
    instruments
    - Currency translation                    101             --            --            --            101            101
    adjustments

                                        ---------
    Comprehensive income                $  41,797
                                        =========      ---------     ---------     ---------      ---------      ---------

BALANCE, December 31, 2003                                   346     $ 222,598     $ 140,671      $  (4,774)     $ 358,841

                                                       =========     =========     =========      =========      =========

    Issuance of common stock                                   2         1,050            --             --          1,052

    Expenses related to the                    --             --            --            --             --             --
    issuance of common stock

    Reinvestment of earnings                   --             --            --            --             --             --

    Net income                             15,728             --            --        15,728             --         15,728

    Dividends paid (US dollars                 --             --            --        (2,076)            --         (2,076)
    0.12 per share)

    Other comprehensive income
    - Fair value of financial              (1,548)            --            --            --         (1,548)        (1,548)
    instruments
    - Currency translation                     --             --            --            --             --             --
    adjustments

                                        ---------
    Comprehensive income                $  14,180
                                        =========      ---------     ---------     ---------      ---------      ---------

BALANCE, March 31, 2004 (unaudited)                          348     $ 223,648     $ 154,323      $  (6,322)     $ 371,997

                                                       =========     =========     =========      =========      =========

The accompanying notes are an integral part of these consolidated statements.

1.   Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company"). The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries, Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above-mentioned companies share common ownership and management.

(a)  Ship-owning companies directly owned by the Holding Company:

                            Country of     Date of         Vessel
                            ----------     -------         ------
     Company                Incorporation  Incorporation   Name             Flag       Dwt
     -------                -------------  -------------   ----             ----       ---
     Ship-owning companies with vessels in operation

     Ariel Shipping
     Corporation            Liberia        January 1993    Fulmar         Cyprus       39,521
     Primar Shipping Ltd.   Liberia        May 1993        Primar         Cyprus       39,521
     Keymar Ltd.            Liberia        July 1998       Keymar         Cyprus       95,822
                                                           City
     Palmar Maritime Ltd.   Liberia        July 1993       University     Cyprus       39,729
     Colmar Ltd.            Liberia        July 1993       Colmar         Cyprus       39,729
     Nedimar Ltd.           Liberia        October 1993    Nedimar        Cyprus       46,821
     Pearlmar Ltd.          Liberia        July 2000       Pearlmar       Cyprus       69,697
     Jademar Ltd.           Liberia        July 2000       Jademar        Cyprus       69,697
     Rubymar Ltd.           Liberia        July 2000       Rubymar        Cyprus       69,697
     Rosemar Ltd.           Liberia        July 2000       Rosemar        Cyprus       69,697
     Luxmar Ltd.            Liberia        February 2001   Luxmar         Panama       45,999
     Rimar Ltd.             Liberia        February 2001   Rimar          Panama       45,999
     Limar Ltd              Liberia        February 2001   Limar          Panama       46,170
     Almar Ltd.             Liberia        February 2001   Almar          Panama       46,162
     Jamar Ltd.             Liberia        February 2001   Jamar          Panama       46,100
     Camar Ltd.             Liberia        February 2001   Camar          Panama       46,100
     Ermar Ltd.             Liberia        February 2001   Ermar          Panama       39,977
     Allenmar Ltd.          Liberia        February 2001   Allenmar       Panama       41,570
     Capemar Ltd.           Liberia        February 2001   Capemar        Panama       37,615
     Petromar Ltd.          Liberia        May 2001        Petromar       Panama       35,768
     Ambermar Ltd.          Liberia        December 2001   Ambermar       Cyprus       35,700
     Goldmar Limited        Liberia        April 2002      Goldmar        Cyprus       69,700
     Silvermar Limited      Liberia        April 2002      Silvermar      Panama       69,700
     Aquamar Shipping
     Limited                Liberia        April 2002      Aquamar        Cyprus       47,236
     Maremar Limited        Liberia        April 2002      Maremar        Cyprus       47,225
     Reymar Limited         Liberia        April 2002      Reymar         Cyprus       69,180
     Cabo Hellas Limited    Liberia        February 2003   Cabo Hellas    Cyprus       69,180
     Cabo Sounion Limited   Liberia        February 2003   Cabo Sounion   Cyprus       69,180
     Alcesmar Limited       Liberia        February 2003   Alcesmar       Cyprus       46,000
     Alcmar Limited         Liberia        February 2003   Alcmar         Cyprus       46,000
     Andromar Limited       Liberia        February 2003   Andromar       Cyprus       46,000
                                                                                    ==========
                                                                                    1,662,492
                                                                                    ==========

                           Country of      Date of
                           ----------      -------
     Company               Incorporation   Incorporation     Hull Number
     -------               -------------   -------------     -----------

     Ship-owning companies with vessels under construction
     -----------------------------------------------------
     Reginamar Limited     Liberia         April 2002        Hull 5242
     Reinemar Limited      Liberia         April 2002        Hull 5243
     Antigmar Limited      Liberia         February 2003     Hull  S-1124
     Ariadmar Limited      Liberia         February 2003     Hull  S-1125
     Atalmar Limited       Liberia         February 2003     Hull  S-1126

     Ship-owning company with sold vessels
     -------------------------------------

     Promar Ltd.           Liberia         February 2001     Vessel M/T
                                                             Promar was
                                                             sold on
                                                             May 21, 2003.
     Loucamar Ltd.         Liberia         April 1997        Vessel M/T
                                                             Loucas was sold
                                                             in December 2000.

     Ship-owning companies with sold and leased back vessels
     -------------------------------------------------------

     Takamar Ltd.          Liberia         July 1998         Vessel M/T
                                                             Takamar was
                                                             sold and leased
                                                             back in January
                                                             2004.
     Jacamar Ltd.          Liberia         January 1999      Vessel M/T
                                                             Jacamar was
                                                             sold and leased
                                                             back in January
                                                             2004.

(b) Iartank Shipping Holdings Ltd. ("Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship-owning companies:

                        Country of       Date of      Vessel
                        ----------       -------      ------
     Company          Incorporation   Incorporation    Name       Flag    Dwt
     -------          -------------   -------------    ----       ----    ---

     Cleliamar Ltd.   Liberia         October 1994    Cleliamar  Cyprus   68,623
     Kliomar Ltd.     Liberia         August 1997     Kliomar    Cyprus   96,088
     Polmar Ltd.      Liberia         October 1997    Polys      Cyprus   68,623
                                                                         -------
                                                                         233,334
                                                                         =======

(c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed Stelmar Tankers (Management) Ltd. in February 1993. It has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

(d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

(e) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company prior to 2001, the company became dormant.

The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of the tanker vessels mentioned above.

2.   Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. Certain information and footnote disclosures required by the accounting principles generally accepted in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003. In the opinion of the management, these financial statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents. Restricted cash concerns minimum cash deposits required to be maintained with a bank for loan compliance purposes.

(d) Vessel Cost: Vessels are stated at cost, which consists of the contract price, any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

(e) Impairment of Long-Lived Assets: Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuers and compares this to the vessels carrying value. Should the valuation suggest potential impairment, management determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel carrying value. In the event that impairment occurs, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of March 31, 2004 indicated that no impairment loss should be recognized.

(f) Vessels Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the
     Company's vessels to be 25 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis the useful lives of vessels built prior to 1990 were re-estimated to 21 years for one single hull Aframax and 23 years for nine double side and double hull Handymaxes.

(g) Accounting for Dry Docking Costs: Dry-docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years as applicable or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life.

(h) Accounting for Special Survey Costs: The vessels' special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the annual operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

(i) Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to period or year-end related to revenue applicable to periods after period or year-end.

(j) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(k) Derivatives: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings as well as in foreign currency forward contracts to partially hedge the exposure against foreign currencies devaluation. Such swap agreements and foreign currency forward contracts are recorded at fair market value in accordance with the provisions of SFAS 133.

     Seven interest rate swap agreements and one foreign currency forward contract were open as of March 31, 2004 and have been accounted for under SFAS 133. Interest rate swap agreements met hedge accounting criteria and accordingly their fair value has been included in "Other Comprehensive Income (Loss)" in the accompanying March 31, 2004 consolidated balance sheet. It is the Company's intention to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes, as it is not expected to materialize.

     The foreign currency forward contract did not meet hedge accounting criteria and accordingly its fair value has been included in "Foreign
     Exchange Losses" in the accompanying December 31, 2003 consolidated statement of income.

     The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral arrangements.

(l) Stock-based compensation: In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure ("SFAS 148"). This statement amends FASB Statement No. 123, Accounting For Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effect of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

(m) Other Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

     FIN 46, in 2003, the FASB issued Interpretation No.46, as revised ("FIN 46") "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51". FIN 46 introduces a variable interests model to determine control and consolidation of variable interest entities ("VIE"). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE's primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both. FIN 46 applies to those entities that are considered to be special purpose entities under previously existing U.S. GAAP for financial statement reporting periods ending after December 15, 2003, or may optionally be selectively applied to individual VIEs effective July 1, 2003. For all remaining entities that are subject to FIN 46, the interpretation applies for financial statement reporting periods ending after March 15, 2004.

     The Company is not involved with any entities in which it has ownership or other financial interests to which the provisions of FIN 46 would apply. Therefore, except as described above, the adoption of FIN 46 is not expected to have a material effect on the Company's results of operations or financial position.

3.   Advances for Vessels Under Construction:

In April 2002, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of five Panamax tankers, with expected deliveries from November 2003 through June 2004. The construction cost of the new buildings will amount to $ 152,750 of which $ 100,000 will be financed from the proceeds of a long-term bank loan. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery. As of March 31, 2004, the Company had taken delivery of the first three Panamax tankers at a total cost of $91.7 million.

The loan mentioned above will be drawn-down in a number of tranches so as to coincide with the scheduled delivery payment and will mature the date falling 93 months after the delivery of the last hull. The loan will be repayable in fifteen equal semi-annual installments of $ 3,225 each plus a balloon payment of $ 51,625 payable together with the last installment. The loan will bear interest at LIBOR plus a spread and will be secured as follows:

     o    First priority mortgage over the vessels
     o    Assignments of earnings and insurance of the mortgaged vessels
     o    Pledge of shares of the borrowers
     o    Corporate guarantees.

In February 2003, the Company concluded an agreement for the purchase of six Handymax tankers under construction with expected delivery dates between January 2004 and July 2004 at a cost of $173,220. The amount will partially be paid through bank loans and partially from the Company's own funds. Furthermore, $6,412 of the total price was paid in Company's stock. . As of March 31, 2004, the Company had taken delivery of the first three Handymax tankers at a total cost of $89.6 million.

4.   Vessels:

On  February  1,  2003,  M/T  Keymar  was  grounded  by  strong  winds  and  was subsequently re-floated. The vessel was dry-docked on February 27, 2003, to undergo major repairs and resumed operations on October 16, 2003. The cost of repairs carried out by the shipyard amounted to $29.8 million and was agreed to be paid in four installments. As of March 31, 2004, the underwriters had paid the first two installments amounting to $12.3 million while the third installment of $8 million together with a portion of the fourth installment of $3.5 million were paid by the Company and have been included in Insurance Claims in the accompanying March 31, 2004 consolidated balance sheet. The Company expects that it will recover from the insurance underwriters the total amount paid to the shipyard. The amount of the claim, net of deductible, outstanding at March 31, 2004, totalled $18.7 million and is included in Insurance Claims in the accompanying 2004 consolidated balance sheet. The amount payable to the shipyard at March 31, 2004, totalled $6 million and is included in Accounts Payable Trade in the accompanying 2004 consolidated balance sheet.

In January 2004 the Company sold and leased back two coated Aframaxes the Jacamar and Takamar built in 1999 and 1998 respectively for a total net price of approximately $70.5 million. The vessels fully repaid their outstanding loans totaling to $45.6 million.

5.   Long-term Debt:

The amounts in the accompanying consolidated balance sheets relate to U.S. Dollars loans obtained either to partially finance the acquisition of vessels or refinance previous loan with the same banks. The balance of loans as at March 31, 2004, are repayable in various quarterly or semi-annual installments through 2012 and balloon payments payable together with the last installments. The interest rates are based upon LIBOR plus a spread.

     The loans are secured as follows:

     o    First, second, third and fourth priority mortgages over the Colmar;
     o    First, second and third priority mortgages over the Kliomar;
     o First and second priority mortgages over the Polys, Cleliamar, Primar and City University;
     o First priority mortgage over the Fulmar, Nedimar, Keymar, Luxmar, Limar, Camar, Jamar, Ermar, Rimar, Almar, Allenmar, Capemar, Petromar, Ambermar, Pearlmar, Jademar, Rubymar, Rosemar, Goldmar, Silvermar, Aquamar, Maremar, Cabo Hellas, Cabo Sounion, Reymar, Alcesmar, Alcmar and Andromar;
     o    Assignments of earnings and insurances of the mortgaged vessels;
     o    Pledge of shares of the borrowers; and
     o    Corporate guarantees.

     The loan agreements include covenants, among others, requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), give loans to stockholders, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, minimum ratios of total debt against equity, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenants of certain loans, dividends can be distributed without the prior consent of the lending banks for an amount not exceeding 50% of the net income.

6.   Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and Indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $ 4.25 billion.

7.   Stock Option Plan:

On March 6, 2001, 323,500 stock options with an exercise price of $12.30 were granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. Under the original terms of the Plan, the options were scheduled to fully vest on March 6, 2003. These options expire on March 6, 2011.

On October 11, 2001, an aggregate of 8,000 additional options with an exercise price of $13.52 were granted to certain members of the Board of Directors. These options are subject to the terms and conditions as set forth in the Plan and were originally scheduled to fully vest on March 6, 2003. These options expire on March 6, 2011.

On October 22, 2002, the Board of Directors modified the Plan to accelerate the vesting date of all options outstanding to December 31, 2002, thus establishing a new measurement date for all outstanding options under the Plan on the modification date. The Plan modification did not have a material impact on the Company's financial position or results of operations.

As of March 31, 2004, 41,000 options had been forfeited and 105,500 had been exercised.

8.   Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilutive stock options using the treasury stock method.

9.   Financial Instruments:

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $ 15,000. Since LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement for years 2001, 2002 and 2003.

On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $ 14,000, $ 10,000 and $ 31,500, respectively. Under these agreements, the Company has fixed the interest rate up to 6.50%, 6.45% and 5.88%, respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001 respectively. The first is for a period of three years for an amount of $16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.765%, respectively.

On July 10, 2002, the Company concluded two interest swap agreement with effective dates September 13, 2002 each. Both are for a period of five years and for an amount of $ 23,575 each. Under the agreement the Company has fixed the interest rate at 4.20% and 4.38% respectively.

On December 15, 2003, the Company entered a foreign currency forward contract for a period of six months to sell an amount of Euros 6.5 million and purchase U.S. Dollars. Under this contract the Company has fixed the Euro exchange rate against the U.S. Dollar at 1.2182.

10.  Income Taxes:

Liberia, Greece, Panama and Cyprus do not impose a tax on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income ($ 93, $ 179 and $ 200 in 2001, 2002 and 2003, respectively).

Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

11.  Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

(a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 8.

(b) Credit risk: The credit risk is minimized since accounts receivable from charterers are presented net of the relevant provision for uncollectable amounts, whenever required.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equates to the amount that would be paid by the Company to cancel the swap. Such fair value at December 31, 2003 and March 31, 2004, was a liability of $ 4,885 and 6,670 respectively and has been included in "Accumulated Other Comprehensive Income/(Loss)" in the accompanying consolidated balance sheets. The fair market value of the foreign currency forward contract at December 31, 2003and March 31, 2004, was $237 and $6 respectively and has been included in "Other, net" in the accompanying consolidated statements of income.

12.  Subsequent Events:

(a) Joint Venture: In April 2004, the Company together with Cape Tankers established a joint venture Company that was named StelCape Ltd. StelCape will initially operate and market a fleet of 14 double hull Panamax tankers that will transport crude oil and dirty petroleum products in the Americas and Europe under a mixture of contracts of affreightment and spot market opportunities.

     The Company will contribute five of its Panamax vessels to the joint venture and Cape Tankers will contribute nine vessels.

(b) Delivery Hull 5242: In June 2004, the Company took delivery of its fourth Panamax tanker. The vessel's cost amounted to $31.2 million and was partially financed by a U.S. Dollar bank loan.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              STELMAR SHIPPING LTD.
                                  (registrant)


Dated: 1, July 2004                         By: /s/ Olga Lambrianidou
                                                --------------------------
                                                Name:  Olga Lambrianidou
                                                Title: Corporate Secretary

02509.0004 #495640